TENKE
MINING CORP.

March 23 2004

Mr. Patrick Downey, President
Viceroy Exploration Ltd

520 - 700 West Pender
Vancouver, British Columbia
V6C 1G8
Phone: 604 669-4777
Fax: 604 696-0212

RE: Las Flechas Project

Dear Paddy

Further to our discussions, we acknowledge the following revised terms that we have agreed upon. A sketch is appended as Schedule A which depicts generally the property position as we understand it. The details of this appendix can be fine tuned in parallel with completion of the final earn-in agreement.

LAS FLECHAS EARN-IN SUMMARY TERMS:

Property Description:

Mina and cateo property position as shown as Schedule A, attached to this letter

Property Status:

The entire property position is held 100 % by Viceroy Exploration or its wholly owned subsidiaries ("Viceroy") with the exception of several small minas within the bounds of the overall property position which Viceroy are using their best efforts to re-acquire through the mineral property registry process. Aside from the statutory provincial royalty, there are no underlying commercial obligations except a minor underlying landowner royalty for some of the property. Aside from the minas which are being recovered by Viceroy, the entire property position is in good standing, with no outstanding liabilities, disputes, overdue property payments or taxes, and that any existing expenditure commitments are also in good standing and up to date.

If the minas are not recovered by Viceroy prior to 15 September 2004, and Tenke are concerned that the minas which have not yet been recovered by that time are material to the overall Las Flechas property value, then the parties will discuss in good faith and attempt to agree on revised time frames and other appropriate changes to earn-in conditions prior to Tenke starting work on the property in the 2004/2005 exploration season. Tenke reserve the right at any time to terminate the earn-in agreement without further obligations of any kind past the date of termination.

Earn In Distribution:

Tenke Mining Corp, (TMC) earn 75 % property ownership through direct interest of TMC's Argentine subsidiary in the property, subject to achievement of expenditures per the following minimum annual commitments and overall earn in period aggregate. Over-expenditures in any particular year contribute to the following year's obligations. Qualifying expenditures include all direct and indirect expenses required to support Las Flechas activities, including exploration costs, Las Flechas program administration costs, and underlying land holding fees and taxes.

Year	*$US Expenditure*
1	$ 100,000
2	$ 400,000
3	$ 1,000,000
4	$ 1,250,000
5	$ 1,750,000
	$US 4,500,000

Viceroy retain a 25 % contributing interest following earn in by Tenke. Both parties fund the exploration/development requirements for subsequent phases according to their percentage ownership, or dilute down. Tenke has a first right of refusal on Viceroy's retained interest. Upon either party being diluted to less than 10 %, their interest will be automatically converted to a 1 % NSR with a one time buy out clause of $US 1,500,000 for such NSR.

Operatorship, Program Definition and Reporting:

Tenke have full responsibility to conduct title management and all work on the Las Flechas exploration programs and subsequent phases of development, as operator.

Tenke have full rights to define the nature of each seasons' exploration work. Year 1 work is expected to consist of surface work including advanced mapping, surface outcrop and soil sampling, geophysics, and analysis. The intent is to begin drilling in the second year of exploration.

Tenke will provide summary technical progress reports to Viceroy on a semi-annual basis and expenditure reports on an annual basis.

Upon signing of this letter agreement by Viceroy indicating mutual agreement on basic terms, the relationship will be subject to completion of a formal earn in agreement which must be executed within the next 45 days following letter agreement signing. Please sign below and return by fax confirming acceptance of these terms. We look forwards to working with Viceroy on the next phase of exploration of Las Flechas.

Attachment: Schedule A – General Property Map

Regards
Tenke Mining Corp.

[signature]

Paul Conibear
President

Accepted:
Viceroy Exploration Ltd.

Signature: [signature]
Name: Patrick Downey
Position: President & CEO.


PROYECTO SALLY
PROYECTO LAS FLECHAS
CHILE
ARGENTINA

MINAS ARGENTINAS S.A.

MAPA DE PROPIEDAD MINERA